Exhibit 99.1

IMMEDIATE RELEASE

DUNDEE CORPORATION TO FILE FORM 15F WITH THE SEC

Toronto, November 12, 2010 – Dundee Corporation (TSX: DC.A) (“Dundee” or the “Company”)  announces that it intends to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily deregister its Class A Subordinate Voting Shares under the Securities Exchange Act of 1934, as amended.

The Company has determined that the administrative costs associated with preparing US filings and meeting SEC regulatory requirements outweigh the benefits derived from registration with the SEC.
As a result of this filing, Dundee’s reporting obligations with the SEC, including its obligations to file annual reports on Form 40-F and reports on Form 6-K will be suspended immediately.  The Company expects the termination of its reporting obligations to take effect no later than 90 days after the filing of the Form 15F.

Dundee continues to be a reporting issuer in Canada and maintains a listing for its Class A Subordinate Voting Shares on the Toronto Stock Exchange, which constitutes the primary market for its securities.  The Company’s Canadian filings can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www. sedar.com.

Dundee Corporation is an asset management company dedicated to wealth management, real estate and resources that, combined, reflect approximately $82 billion under management and administration.  Its domestic wealth management activities are carried out through its 61% controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.  Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

For further information, please contact:

Ned Goodman
President & Chief Executive Officer
Dundee Corporation
Telephone: (416) 365-5665

Lucie Presot
Vice President & Chief Financial Officer
Dundee Corporation
Telephone: (416) 365-5157